Exhibit 99.1
STATS ChipPAC Announces Exercise of Option to
Redeem the Outstanding US$3.7 Million Principal
Amount of its Convertible Notes due 2008
Singapore — 5/6/2008, United States — 5/6/2008 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — SGX-ST: STATSChP), a leading semiconductor test and advanced packaging service provider, today announced that it has exercised its option to redeem the outstanding US$3.7 million principal amount, representing approximately 3.2% of the original outstanding principal amount, of its zero coupon convertible notes due 2008. The redemption price is equal to US$4.5 million, including accrued interest to the redemption date, which is scheduled on June 6, 2008. The Company intends to fund the redemption with cash on hand. Upon redemption, the Company will promptly deliver the redeemed convertible notes to the trustee under the indenture governing the convertible notes for cancellation.
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — SGX-ST: STATSChP) is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions in diverse end market applications including communications, digital consumer and computing. With global headquarters in Singapore, STATS ChipPAC has design, research and development, manufacturing or customer support offices in 10 different countries. STATS ChipPAC is listed on the Singapore Exchange Securities Trading Limited (SGX-ST). In addition, STATS ChipPAC is included in the Morgan Stanley Capital International (MSCI) Index. Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this release.
Investor Relations Contact:
Tham Kah Locke
Vice President of Corporate Finance
Tel: (65) 6824 7788, Fax: (65) 6720 7826
email: kahlocke.tham@statschippac.com
Media Contact:
Lisa Lavin
Deputy Director of Corporate Communications
Tel: (208) 939 3104, Fax: (208) 939 4817
email: lisa.lavin@statschippac.com

STATS ChipPAC Ltd.
Company Registration No.: 199407932D
Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint,
Singapore 569059
www.statschippac.com